Exhibit 99.2

BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

(AS REVISED)

MEMORANDUM OF ASSOCIATION

AND

ARTICLES OF ASSOCIATION

OF

WAH FU EDUCATION & TECHNOLOGY GROUP LIMITED

華富教育科技集團有限公司

Amended on 22nd August, 2016 by a Written Resolution of the

Directors dated 17th June, 2016.

Further amended and restated

on 16th March, 2018

As further amended and

restated on 27th March 2018

As further amended and

restated on 21st January 2025

As further amended and

restated on 2nd October 2026

Incorporated this 23rd day of July, 2012.

BC No: 1725237

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

(AS REVISED)

MEMORANDUM OF ASSOCIATION

OF

WAH FU EDUCATION & TECHNOLOGY GROUP LIMITED

華富教育科技集團有限公司

(The Company shall have a foreign character name 華富教育科技集團有限公司 in addition to its English name WAH FU EDUCATION & TECHNOLOGY GROUP LIMITED)

A COMPANY LIMITED BY SHARES

1.	DEFINITIONS AND INTERPRETATION

1.1.	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act (As Revised), as amended from time to time, and includes the BVI Business Companies Regulations (As Revised) and any other regulations made under the Act;;

“AGM” means an annual general meeting of the Shareholders;

“Articles” means the attached Articles of Association of the Company;

“Chairman” means a person who is appointed as chairman to preside over a meeting of the Company and

“Chairman of the Board” means a person appointed as chairman of the board of directors pursuant to Regulation 12 of the Articles;

“Class A Shares” means the class A shares in the Company with a par value of US$0.01 each;

“Company’s Website” means the website of the Company and/or its web-address or domain name (if any);

“Conversion Ratio” has the meaning given to that term in Sub-Regulation 3.8 of the Articles;

“Distribution” in relation to a distribution by the Company to a shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of a purchase of an asset, the purchase, redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

“Electronic Communication” means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors;

“Electronic Transactions Act” means the Electronic Transactions Act (As Revised) of the British Virgin Islands;

“Eligible Person” means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

“Memorandum” means this Memorandum of Association of the Company;

“Ordinary Shares” means the ordinary shares in the Company with a par value of US$0.01 each;

“Permitted Transferee” in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

”Recognised Exchange” has the meaning given in the Act and includes, for the avoidance of doubt, the NASDAQ Stock Market, provided however, that the rules of any such Recognised Exchange shall not apply to the Company or any Shares until such Shares are listed on that Recognised Exchange and that the rules of the Recognised Exchange shall only apply to those Shares which are listed on such Recognised Exchange and not any other Shares.

“Registrar” means the Registrar of Corporate Affairs appointed under section 229 of the Act;

“Resolution of Directors” means either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority or such other majority as may be specified in the Memorandum and Articles; or

(b)	a resolution consented to in writing by the majority of directors or by the majority of members of a committee of directors of the Company, as the case may be;

“Resolution of Shareholders” means a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of in excess of 50% of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted or such other threshold as may be specified in the Memorandum and Articles. For the avoidance of doubt, a Resolution of Shareholders may not be passed by consent in writing of the Shareholders.

“Seal” means any seal which has been duly adopted as the common seal of the Company;

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

“Securities and Exchange Commission” means the United States Securities and Exchange Commission;

“Share” means a share issued or to be issued by the Company, including an Ordinary Share or a Class A Share;

“Shareholder” means an Eligible Person whose name is entered in the register of members of the Company as the holder of one or more Shares or fractional Shares;

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

“written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2.	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a “Regulation” is a reference to a regulation of the Articles;

(b)	a “Clause” is a reference to a clause of the Memorandum;

(c)	voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act, any re-enactment thereof; and

(e)	the singular includes the plural and vice versa.

1.3.	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

1.4.	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.

2.	NAME

The name of the Company is WAH FU EDUCATION & TECHNOLOGY GROUP LIMITED (華富教育科技集團有限公司). (The Company shall have a foreign character name 華富教育科技集團有限公司 in addition to its English name WAH FU EDUCATION & TECHNOLOGY GROUP LIMITED)

3.	STATUS

The Company is a company limited by shares.

4.	REGISTERED OFFICE AND REGISTERED AGENT

4.1.	The first registered office of the Company was at Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

4.2.	The current registered office of the Company is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

4.3.	The first registered agent of the Company was Mossack Fonseca & Co. (B.V.I.) Ltd., P.O. Box 3136, Road Town, Tortola, British Virgin Islands.

4.4.	The current registered agent of the Company is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

4.5.	The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.6.	Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

4.7.	If at any time the Company does not have a registered agent it may, by Resolution of Shareholders or Resolution of Directors, appoint a registered agent.

5.	CAPACITY AND POWERS

5.1.	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a), full rights, powers and privileges.

5.2.	For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6.	NUMBER AND CLASSES OF SHARES

6.1.	The Company is authorised to issue a maximum of 600,000,000 shares divided into two classes as follows:

(a)	500,000,000 Ordinary Shares with a par value of US$0.01 each; and

(b)	100,000,000 Class A Shares with a par value of US$0.01 each.

6.2.	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

6.3.	Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

7.	RIGHTS OF SHARES

7.1.	Each Ordinary Share in the Company confers upon the Shareholder:

(a)	the right to one vote at a meeting of the Shareholders of the Company, voting together with the other Shares as a single class;

(b)	the right to an equal share in any dividend paid by the Company;

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation; and

(d)	no right to convert into Class A Shares.

7.2.	Each Class A Share in the Company confers upon the Shareholder:

(a)	the right to 15 votes for each Class A Share held at a meeting of the Shareholders of the Company, voting together with the other Shares as a single class, except as provided by applicable laws or regulations or by the provisions of the Articles;

(b)	the right to an equal share in any dividend paid by the Company;

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation; and

(d)	subject to such Class A Share being fully paid, the right to convert into Ordinary Shares as described in Sub-Regulations 3.8 to 3.12 of the Articles.

7.3.	The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 3 of the Articles.

8.	VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than two-thirds of the issued shares in that class.

9.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

10.	REGISTERED SHARES

10.1.	The Company shall issue registered shares only.

10.2.	The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

11.	TRANSFER OF SHARES

A Share may be transferred in accordance with Regulation 6 of the Articles.

12.	AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

12.1.	Subject to Clause 8, the Company may amend the Memorandum or the Articles by Resolution of Shareholders or by Resolution of Directors, save that no amendment may be made by Resolution of Directors:

(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b)	to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Shareholders; or

(d)	to this Clause 12.

12.2.	Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

We, MOSSACK FONSECA & CO. (B.V.I.) LTD., of P.O. Box 3136, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 23rd day of July, 2012.

Incorporator

Sgd. Dawnalee Hodge

Dawnalee Hodge
Authorised Signatory
MOSSACK FONSECA & CO. (B.V.I.) LTD.

INTENTIONALLY LEFT BLANK

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

(AS REVISED)

ARTICLES OF ASSOCIATION

OF

WAH FU EDUCATION & TECHNOLOGY GROUP LIMITED

華富教育科技集團有限公司

(The Company shall have a foreign character name 華富教育科技集團有限公司 in addition to its English name

WAH FU EDUCATION & TECHNOLOGY GROUP LIMITED)

A COMPANY LIMITED BY SHARES

1.	REGISTERED SHARES

1.1.	Subject to Regulation 1.4, every Shareholder is entitled, on request, to a certificate signed by a director of the Company, or any other person authorised by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director, officer or authorised person and the Seal may be facsimiles.

1.2.	Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

1.3.	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4.	Subject to the Act and the rules of the Recognised Exchange, the directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities by means of a relevant system.

1.5.	Conversion of Shares held in uncertificated form into Shares held in certificated form, and vice versa, may be made in such manner as the directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the register of members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned.

2.	SHARES

2.1.	Subject to these Articles and any applicable rules of a relevant Recognised Exchange. Shares and other Securities may be issued at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2.	The Company shall not issue any Class A Shares without the prior consent in writing of holders of two-thirds of the issued Class A Shares, or the sanction of a resolution passed at a separate meeting of the holders of the Class A Shares by a two-thirds majority of holders present and voting at such meeting (whether in person or by proxy).

2.3.	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.4.	A Share may be issued for consideration in any form, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.5.	No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in the opinion, of the directors, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.6.	The Company shall keep a record of a register (the “register of members”) containing:

(a)	the names and addresses of the Eligible Persons who hold Shares;

(b)	the number of each class and series of Shares held by each Shareholder;

(c)	the date on which the name of each Shareholder was entered in the register of members; and

(d)	the date on which any Eligible Person ceased to be a Shareholder.

2.7.	The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.8.	A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

3.	REDEMPTION AND CONVERSION OF SHARES AND TREASURY SHARES

3.1.	Subject to any applicable rules of a Recognised Exchange, the Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2.	The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.3.	Sections 60 (Process for acquisition of own shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.4.	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.5.	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.6.	Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and the Articles) as the Company may by Resolution of Directors determine.

3.7.	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

3.8.	Any Class A Shares which are fully paid may be converted into Ordinary Shares on a one-for-one basis (the “Conversion Ratio”) at the option of the holder of such Class A Shares upon giving five days’ notice by such holder to the Company.

3.9.	Any conversion of Class A Shares into Ordinary Shares pursuant to the Memorandum and these Articles shall be effected by the re-designation of each Class A Share into one Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the register to record the re-designation of the relevant Class A Shares as Ordinary Shares. For the avoidance of doubt, such re-designation shall not be effected by a redemption and reissue of Shares.

3.10.	The Conversion Ratio shall also be adjusted to account for any subdivision (by share subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by share consolidation, exchange, reclassification, recapitalisation or otherwise), bonus share issue or similar reclassification or recapitalisation of the Ordinary Shares in issue into a greater or lesser number of shares occurring after the original filing of the Memorandum and Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class A Shares in issue.

3.11.	Notwithstanding any other provision of these Articles, each Class A Share shall be automatically converted into an Ordinary Share immediately upon the holders of Class A Shares in aggregate beneficially owning less than 74,400 Class A Shares, which is equivalent to 5% of the total issued and outstanding Class A Shares as of the date of registration of these Memorandum and Articles.

3.12.	Upon conversion of any Class A Shares into Ordinary Shares in accordance with Sub Regulations 3.8 to 0, such Ordinary Shares:

(a)	shall be credited as fully paid, free from all encumbrances;

(b)	shall rank pari passu in all respects and form one class with the Ordinary Shares then in issue (if any); and

(c)	shall entitle the holder of such Ordinary Shares to be paid a pro rata share of all dividends and other distributions declared, made or paid on Ordinary Shares after the date such conversion is entered in the Register of Members of the Company.

4.	MORTGAGES AND CHARGES OF SHARES

4.1.	Subject to any applicable rules of a Recognised Exchange, Shareholders may mortgage or charge their Shares.

5.	FORFEITURE

5.1.	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note, other written obligation to contribute money or property or a contract for future services are deemed to be not fully paid.

5.2.	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3.	The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 clear days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4.	Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5.	The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

6.	TRANSFER OF SHARES

6.1.	Subject to Sub-Regulation 6.7, Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

6.2.	Unless a holder of Class A Shares otherwise notifies the Company, any Class A Shares that it transfers to any third party (other than a Permittee Transferee) shall automatically be converted into Ordinary Shares on a one-for-one basis immediately prior to the consummation of the transfer and in accordance with the mechanics set forth in Sub-Regulation 3.9.

6.3.	Subject to Sub-Regulation 6.7, the Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1, enter the name of the transferee of Share(s) in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

6.4.	Subject to Sub-Regulation 6.7, the transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.5.	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.6.	Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

6.7.	Where shares are listed on a Recognised Exchange, (a) Sub-Regulations 6.1, 6.3 and 6.4 shall not apply and (b) the Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognised Exchange.

6.8.	Subject to compliance with any applicable period of a Recognised Exchange, the directors may, by Resolution of Directors, elect to suspend the transfer or registration of Share(s), provided however that the registration of transfer shall not be suspended nor the register closed for more than 30 days per calendar year.

7.	MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1.	Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable, provided that, the directors shall convene an AGM annually at such time and date as shall be determined by the directors.

7.2.	Upon the written request of Shareholders entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.3.	The director convening a meeting shall give not less than 10 days’ notice of a meeting of Shareholders to:

(a)	those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members of the Company and are entitled to vote at the meeting; and

(b)	the other directors.

7.4.	The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.5.	A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6.	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7.	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8.	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.9.	The instrument appointing a proxy shall be in such form as the Chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

7.10.	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

7.11.	A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12.	A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy at least two Shareholders who in aggregate hold at least one-half of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting.

7.13.	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, at the discretion of the Chairman shall either be dissolved or stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the Chairman may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved or stand further adjourned at the discretion of the Chairman.

7.14.	At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the Chairman. If the Shareholders are unable to choose a Chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as Chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the Chairman.

7.15.	The Chairman may, at his discretion, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. For the avoidance of doubt, a meeting can be adjourned for as many times as may be deemed necessary by the Chairman.

7.16.	At any meeting of the Shareholders the Chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the Chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the Chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the Chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17.	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Eligible Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Eligible Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.18.	Any Eligible Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Eligible Person which he represents as that Eligible Person could exercise if it were an individual.

7.19.	The Chairman of any meeting at which a vote is cast by proxy or on behalf of any Eligible Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Eligible Person shall be disregarded.

7.20.	Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.21.	No action that may be taken by the Shareholders by way of written consent.

8.	DIRECTORS

8.1.	Subject to the rules of any applicable Recognised Exchange, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors.

8.2.	No person shall be appointed as a director, or alternate director, or nominated as a reserve director, of the Company unless he has consented in writing to be a director or alternate director, or to be nominated as a reserve director.

8.3.	Subject to Sub-Regulation 8.1 minimum number of directors shall be one and there shall be no maximum number.

8.4.	Each director holds office until the next AGM, or for such shorter term, if any, fixed by the Resolution of Shareholders or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

8.5.	A director may be removed from office,

(a)	with or without cause, by Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director; or

(b)	with cause, by a Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

8.6.	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

8.7.	The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

8.8.	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.9.	The Company shall keep a register of directors maintained in accordance with the Act.

8.10.	The directors may, by Resolution of Directors, fix the emoluments of directors or officers of the Company with respect to services to be rendered in any capacity to the Company.

8.11.	A director is not required to hold a Share as a qualification to office.

9.	POWERS OF DIRECTORS

9.1.	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or any relevant Recognised Exchange or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2.	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3.	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.4.	The continuing directors may act notwithstanding any vacancy in their body.

9.5.	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.6.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.7.	Section 175 (Disposition of assets) of the Act shall not apply to the Company.

10.	PROCEEDINGS OF DIRECTORS

10.1.	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2.	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3.	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4.	A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5.	A director of the company (the “appointing director”) may appoint any other director or any other person who is not disqualified for appointment as his alternate to exercise the appointing director’s powers and carry out the appointing director’s responsibilities in relation to the taking of decisions by the directors in the absence of the appointing director.

10.6.	The appointment and termination of an alternate director must be in writing, and written notice of the appointment and termination must be given by the appointing director to the Company as soon as reasonably practicable.

10.7.	An alternate director has the same rights as the appointing director in relation to any directors’ meeting and any written resolution circulated for written consent. An alternate director has no power to appoint a further alternate, whether of the appointing director or of the alternate director, and the alternate does not act as an agent of or for the appointing director.

10.8.	The appointing director may, at any time, voluntarily terminate the alternate director’s appointment. The voluntary termination of the appointment of an alternate shall take effect from the time when written notice of the termination is given to the Company. The rights of an alternate shall automatically terminate if the appointing director dies or otherwise ceases to hold office.

10.9.	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than a majority of the directors, unless there are only 2 directors in which case the quorum is 2.

10.10.	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.11.	At meetings of directors at which the Chairman of the Board is present, he shall preside as Chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be Chairman of the meeting.

10.12.	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by a majority of directors or a majority of members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.	COMMITTEES

11.1.	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2.	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or to approve a liquidation plan; or

(h)	to make a determination that immediately after a proposed distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

11.3.	Sub-Regulation (b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4.	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee or other appropriate charter for the committee approved by the directors by way of Resolution of Directors.

11.5.	Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

12.	OFFICERS AND AGENTS

12.1.	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2.	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.3.	The emoluments of all officers shall be fixed by Resolution of Directors.

12.4.	The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.5.	The directors may, by Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company.

12.6.	An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or the Articles;

(b)	to change the registered office or agent;

(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency or to approve a liquidation plan;

(j)	to make a determination that the company will, immediately after a proposed distribution, satisfy the solvency test; or

(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

12.7.	The resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

12.8.	The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

13.	CONFLICT OF INTERESTS

13.1.	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2.	For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure, of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3.	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.	INDEMNIFICATION

14.1.	Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

14.2.	The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

14.3.	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.4.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

14.5.	Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings maybe paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1.

14.6.	Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1 and upon such terms and conditions, if any, as the Company deems appropriate.

14.7.	The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Shareholders, resolution of disinterested directors or otherwise, both as acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company

14.8.	If a person referred to in Sub-Regulation 14.1 has been successful in defence of any proceedings referred to in sub-Regulation 14.1, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

14.9.	The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

15.	RECORDS

15.1.	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the register of members, or a copy of the register of members;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

15.2.	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.3.	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

(c)	an impression of the Seal.

15.4.	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.5.	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (No. 5 of 2001) as from time to time amended or re-enacted.

16.	REGISTER OF CHARGES

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

17.	SEAL

The Company shall have a seal. The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.	DISTRIBUTIONS BY WAY OF DIVIDEND

18.1.	The directors of the Company may, by Resolution of Directors, authorise a Distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2.	Dividends may be paid in money, shares, or other property.

18.3.	Notice of any dividend that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 20.1 and all dividends unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4.	No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

19.	ACCOUNTS AND AUDIT

19.1.	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2.	The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3.	The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

19.4.	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by a Resolution of Shareholders or by Resolution of Directors.

19.5.	The remuneration of the auditors of the Company may be fixed by Resolution of Directors.

19.6.	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

19.7.	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.8.	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.9.	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.	NOTICES

20.1.	Notices shall be in writing and may be given by the Company to any Shareholder either personally or by sending it by courier, post, fax or email to him/her or to his/her address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Shareholder). Any notice, if posted from one country to another, is to be sent by airmail. Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

20.2.	Where a notice is sent by:

(a)	courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)	post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the British Virgin Islands) following the day on which the notice was posted;

(c)	fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)	email or other Electronic Communication service; shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient; and

(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

20.3.	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Shareholder in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

20.4.	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the date such notice is given except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves because they are a legal personal representative or a trustee in bankruptcy of a Shareholder where the Shareholder but for their death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

20.5.	Where a law or the Articles requires information to be delivered or sent to, or to be served on, a person, section 10(1) of the Electronic Transactions Act shall be varied such that: (i) the originator of any electronic communication shall not be required to state that the receipt of the electronic communication is to be acknowledged; and (ii) unless the originator expressly requires an acknowledgment of receipt, the addressee shall not be required to acknowledge receipt.

20.6.	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

20.7.	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

21.	VOLUNTARY LIQUIDATION

The Company may by Resolution of Shareholders or by a Resolution of Directors appoint an individual, considered as eligible according the provisions of the Act, as voluntary liquidator alone or jointly with one or more other voluntary liquidators.

22.	CONTINUATION

The Company may by Resolution of Shareholders or by a Resolution of Directors passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, MOSSACK FONSECA & CO. (B.V.I.) LTD., of P.O. Box 3136, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 23rd day of July, 2012.

Incorporator

Sgd. Dawnalee Hodge

Dawnalee Hodge Authorised Signatory
MOSSACK FONSECA & CO. (B.V.I.) LTD.

INTENTIONALLY LEFT BLANK